Exhibit 99.1

Textainer Group Holdings Limited

Reports Fourth-Quarter and Full-Year 2023 Results and Declares Dividend

HAMILTON, Bermuda – (GlobeNewswire) – February 13, 2024 –Textainer Group Holdings Limited (NYSE: TGH; JSE: TXT) (“Textainer”, “the Company”, “we” and “our”), one of the world’s largest lessors of intermodal containers, today reported unaudited financial results for the fourth-quarter and full-year ended December 31, 2023.

Key Financial Information (in thousands except for per share and TEU amounts) (1) and Business Highlights:

	QTD			Full-Year
	Q4 2023	Q3 2023	Q4 2022	2023	2022
Total lease rental income	$190,830	$192,497	$202,912	$770,391	$810,014
Gain on sale of owned fleet containers, net	$3,967	$5,197	$15,033	$26,415	$76,947
Income from operations	$82,277	$92,165	$111,544	$372,499	$472,399
Net income attributable to common shareholders	$35,160	$44,677	$61,854	$184,795	$289,549
Net income attributable to common shareholders per diluted common share	$0.84	$1.07	$1.38	$4.33	$6.12
Adjusted net income (1)	$47,276	$45,410	$61,993	$197,641	$289,946
Adjusted net income per diluted common share (1)	$1.13	$1.08	$1.38	$4.63	$6.13
Adjusted EBITDA (1)	$154,237	$160,454	$179,464	$644,634	$745,514
Average fleet utilization (2)	99.2%	99.0%	99.0%	98.9%	99.4%
Total fleet size at end of period (TEU) (3)	4,285,206	4,329,157	4,425,300	4,285,206	4,425,300
Owned percentage of total fleet at end of period	94.0%	93.9%	93.6%	94.0%	93.6%

(1)
Refer to the “Use of Non-GAAP Financial Information” set forth below.
(2)
Utilization is computed by dividing total units on lease in CEUs (cost equivalent unit) by the total units in our fleet in CEUs, excluding CEUs that have been designated as held for sale and units manufactured for us but not yet delivered to a lessee. CEU is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20-foot dry container. These factors may differ from CEU ratios used by others in the industry.
(3)
TEU refers to a twenty-foot equivalent unit, which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20-foot container, thus a 20-foot container is one TEU and a 40-foot container is two TEU.

•
Net income of $184.8 million for the full year, or $4.33 per diluted common share, and $35.2 million for the fourth quarter of 2023, or $0.84 per diluted common share;
•
Adjusted net income of $197.6 million for the full year, or $4.63 per diluted common share, as compared to $289.9 million, or $6.13 per diluted common share in the prior year. Adjusted net income of $47.3 million for the fourth quarter of 2023, or $1.13 per diluted common share, as compared to $45.4 million, or $1.08 per diluted common share in the third quarter of 2023;
•
Adjusted EBITDA of $644.6 million for the full year, as compared to $745.5 million in the prior year. Adjusted EBITDA of $154.2 million for the fourth quarter of 2023, as compared to $160.5 million in the third quarter of 2023;
•
Fourth quarter average and current utilization rate of 99.2% and 99.5%, respectively;
•
Added $169.4 million of new containers during 2023, virtually all assigned to long-term leases;
•
On October 22, 2023, Textainer announced it had entered into a definitive agreement to be acquired by Stonepeak in a transaction expected to close in the first quarter of 2024, subject to customary closing conditions, including approval by Textainer’s shareholders and other required regulatory clearances and approvals;

•
Repurchased 3,411,296 common shares at an average price of $36.31 per share during the first nine months of 2023. Textainer suspended its share repurchase program in September 2023 in light of the pending transaction with Stonepeak;
•
Textainer’s board of directors, approved and declared a quarterly preferred cash dividend on its 7.00% Series A and its 6.25% Series B cumulative redeemable perpetual preference shares, payable on March 15, 2024, to holders of record as of March 1, 2024; and
•
Textainer’s board of directors, approved and declared a $0.30 per common share cash dividend, payable on March 15, 2024 to holders of record as of March 1, 2024.

“We delivered solid full-year and fourth quarter 2023 results, demonstrating the strength in our business fundamentals. For the full year, lease rental income decreased by 5% to $770 million due to fleet attrition stemming from a slower capex environment. Fleet utilization has however increased to its highest level of the year at 99.3% as of the end of the fourth quarter. Adjusted net income was $198 million or $4.63 per diluted common share for the full year, while adjusted EBITDA was $644 million,” stated Olivier Ghesquiere, President and Chief Executive Officer.

“We are incredibly excited about our pending transaction to be acquired by Stonepeak. We believe this acquisition provides a compelling value for our shareholders, while also benefiting the Textainer business and our customers,” concluded Ghesquiere.

Transaction with Stonepeak

As previously announced on October 22, 2023, Textainer has entered into a definitive agreement under which Stonepeak will acquire all outstanding common shares of Textainer for $50.00 per share in cash. We currently expect that Textainer’s Series A and B cumulative redeemable perpetual preference shares (and the corresponding depositary shares issued with respect to such preference shares) will be called for redemption at the amount set forth in the applicable certificate of designation for such preference shares no later than 120 days following the closing.

Textainer’s special shareholder meeting to approve the Stonepeak transaction is scheduled on February 22, 2024. The transaction is expected to close in the first quarter of 2024, subject to customary closing conditions, including approval by Textainer’s shareholders and other required regulatory clearances and approvals.

In light of the pending transaction, Textainer will not hold an earnings conference call to discuss its fourth quarter and full-year 2023 results.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers with more than 4 million TEU in our owned and managed fleet. We lease containers to approximately 200 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, refrigerated intermodal containers, and dry freight specials. We also lease tank containers through our relationship with Trifleet Leasing and are a supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from our fleet, we buy older containers from our shipping line customers for trading and resale and we are one of the largest sellers of used containers. Textainer operates via a network of 14 offices and approximately 400 independent depots worldwide. Textainer has a primary listing on the New York Stock Exchange (NYSE: TGH) and a secondary listing on the Johannesburg Stock Exchange (JSE: TXT). Visit www.textainer.com for additional information about Textainer.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: (i) the unaudited results for and balances as of the quarter and year ended December 31, 2023 reflected here in are subject to change or adjustment in connection the completion of the related audit thereof; (ii) risks related to continued market conditions, risks related to our contracted revenue and profitability being supported by long-term leases, and our fixed-rate financing; (iii) risks related to the proposed Stonepeak transaction (including those described below); and (iv) other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 14, 2023. Related risks of the proposed Stonepeak transaction include: the transaction may not close in the anticipated timeframe or at all (including as a result of any failure to timely obtain any required regulatory clearances or approvals or Textainer shareholder approval of the transaction); the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the related Merger Agreement, including in circumstances requiring Textainer to pay a termination fee; the possibility that competing offers may be made; risks related to the ability to realize the anticipated benefits of the proposed acquisition, including the possibility that the expected benefits from the acquisition will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; continued availability of capital and financing; disruptions in the financial markets; certain restrictions during the pendency of the transaction that may impact Textainer’s ability to pursue certain business opportunities or strategic transactions; risks related to diverting management’s attention from Textainer’s ongoing business operation; negative effects following announcement of or the consummation of the proposed acquisition on the market price of Textainer’s common shares, preference shares and/or operating results.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Additional Information and Where to Find It

In connection with the special shareholder meeting to approve the proposed Stonepeak transaction, Textainer mailed or otherwise made available to Textainer’s shareholders as of the January 5, 2024 record date a proxy statement describing the merger proposal to be voted upon at the special meeting, as well as logistical information related to the special meeting. The proxy statement is attached as Exhibit 99.1 to Textainer’s Form 6-K furnished to the SEC on January 17, 2024. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT, ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TEXTAINER AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain copies of these materials and other documents containing important information about Textainer and the proposed transaction, once such documents are filed with the SEC free of charge through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Textainer will be made available free of charge on Textainer’s investor relations website at https://investor.textainer.com/.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in the Solicitation

Textainer and its directors and certain of its executive officers and other employees may be deemed to be participants in the solicitation of proxies from Textainer’s shareholders in connection with the proposed Stonepeak transaction. Information about Textainer’s directors and executive officers is set forth in the proxy statement, including information incorporated by reference into the proxy statement (such as Textainer’s Report on Form 20-F, which was filed with the SEC on February 14, 2023). Investors may obtain additional information regarding the interest of such participants by reading the proxy statement and other relevant materials regarding the acquisition filed with or furnished to the SEC in respect of the proposed transaction. These documents can be obtained free of charge from the sources indicated above in “Additional Information and Where to Find It”.

Textainer Group Holdings Limited

Investor Relations

Phone: +1 (415) 658-8333

ir@textainer.com

###

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Operations

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended December 31,		Years Ended December 31,
	2023	2022	2023	2022
Revenues:
Operating leases - owned fleet	$141,525	$151,936	$572,611	$609,558
Operating leases - managed fleet	10,107	11,994	42,315	49,635
Finance leases and container leaseback financing receivable - owned fleet	39,198	38,982	155,465	150,821
Total lease rental income	190,830	202,912	770,391	810,014

Management fees - non-leasing	512	897	2,486	2,812

Trading container sales proceeds	3,848	4,990	16,987	23,791
Cost of trading containers sold	(3,757)	(4,904)	(16,546)	(21,939)
Trading container margin	91	86	441	1,852

Gain on sale of owned fleet containers, net	3,967	15,033	26,415	76,947

Operating expenses:
Direct container expense - owned fleet	10,709	10,965	41,284	31,980
Distribution expense to managed fleet container investors	9,006	10,723	37,652	44,150
Depreciation and amortization	67,498	74,140	283,549	292,828
General and administrative expense	25,721	11,898	66,220	48,349
Bad debt expense (recovery), net	40	(3)	(563)	740
Container lessee default expense (recovery), net	149	(339)	(908)	1,179
Total operating expenses	113,123	107,384	427,234	419,226
Income from operations	82,277	111,544	372,499	472,399
Other (expense) income:
Interest expense	(42,317)	(43,105)	(170,336)	(157,249)
Debt termination expense	(366)	—	(366)	—
Realized (loss) gain on financial instruments, net	—	(91)	15	(91)
Unrealized (loss) gain on financial instruments, net	—	(176)	3	(502)
Other, net	2,279	658	8,545	2,406
Net other expense	(40,404)	(42,714)	(162,139)	(155,436)
Income before income taxes	41,873	68,830	210,360	316,963
Income tax expense	(1,744)	(2,007)	(5,690)	(7,539)
Net income	40,129	66,823	204,670	309,424
Less: Dividends on preferred shares	4,969	4,969	19,875	19,875
Net income attributable to common shareholders	$35,160	$61,854	$184,795	$289,549
Net income attributable to common shareholders per share:
Basic	$0.86	$1.40	$4.43	$6.23
Diluted	$0.84	$1.38	$4.33	$6.12
Weighted average shares outstanding (in thousands):
Basic	41,014	44,149	41,736	46,471
Diluted	41,763	44,938	42,710	47,299

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

(Unaudited)

(All currency expressed in United States dollars in thousands, except share data)

	December 31, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	$131,135	$164,818
Marketable securities	—	1,411
Accounts receivable, net of allowance of $1,578 and $1,582, respectively	102,423	114,805
Net investment in finance leases, net of allowance of $184 and $252, respectively	136,568	130,913
Container leaseback financing receivable, net of allowance of $33 and $62, respectively	55,981	53,652
Trading containers	2,327	4,848
Containers held for sale	28,548	31,637
Prepaid expenses and other current assets	8,389	16,703
Due from affiliates, net	2,928	2,758
Total current assets	468,299	521,545
Restricted cash	92,465	102,591
Containers, net of accumulated depreciation of $2,166,350 and $2,029,667, respectively	3,975,669	4,365,124
Net investment in finance leases, net of allowance of $608 and $1,027 respectively	1,605,516	1,689,123
Container leaseback financing receivable, net of allowance of $5 and $52, respectively	807,048	770,980
Derivative instruments	109,452	149,244
Deferred taxes	520	1,135
Other assets	21,856	13,492
Total assets	$7,080,825	$7,613,234
Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses	$27,080	$24,160
Container contracts payable	3,256	6,648
Other liabilities	5,316	5,060
Due to container investors, net	12,820	16,132
Debt, net of unamortized costs of $7,871 and $7,938, respectively	354,650	377,898
Total current liabilities	403,122	429,898
Debt, net of unamortized costs of $20,702 and $26,946, respectively	4,639,155	5,127,021
Derivative instruments	2,911	—
Income tax payable	13,703	13,196
Deferred taxes	11,682	13,105
Other liabilities	28,902	33,725
Total liabilities	5,099,475	5,616,945
Equity:
Textainer Group Holdings Limited shareholders' equity:
Cumulative redeemable perpetual preferred shares, $0.01 par value, $25,000 liquidation preference per share. Authorized 10,000,000 shares; 12,000 shares issued and outstanding (equivalent to 12,000,000 depositary shares at $25.00 liquidation preference per depositary share)	300,000	300,000
Common shares, $0.01 par value. Authorized 140,000,000 shares; 61,068,716 shares issued and 41,348,793 shares outstanding at December 31, 2023; 59,943,282 shares issued and 43,634,655 shares outstanding at December 31, 2022	611	599
Treasury shares, at cost, 19,719,923 and 16,308,627 shares, respectively	(461,711)	(337,551)
Additional paid-in capital	460,421	442,154
Accumulated other comprehensive income	105,203	147,350
Retained earnings	1,576,826	1,443,737
Total shareholders’ equity	1,981,350	1,996,289
Total liabilities and shareholders' equity	$7,080,825	$7,613,234

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Years Ended December 31,
	2023	2022
Cash flows from operating activities:
Net income	$204,670	$309,424
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	283,549	292,828
Bad debt (recovery) expense, net	(563)	740
Container (recovery) write-off from lessee default, net	(1,160)	1,910
Unrealized (gain) loss on financial instruments, net	(3)	502
Amortization of unamortized debt issuance costs and accretion of bond discounts	9,224	10,129
Debt termination expense	366	—
Gain on sale of owned fleet containers, net	(26,415)	(76,947)
Share-based compensation expense	13,432	7,728
Changes in operating assets and liabilities	146,386	206,205
Total adjustments	424,816	443,095
Net cash provided by operating activities	629,486	752,519
Cash flows from investing activities:
Purchase of containers	(76,795)	(403,783)
Payment on container leaseback financing receivable	(96,005)	(533,867)
Proceeds from sale of containers	152,693	199,158
Receipt of principal payments on container leaseback financing receivable	58,454	59,719
Other	14	(2,538)
Net cash provided by (used in) investing activities	38,361	(681,311)
Cash flows from financing activities:
Proceeds from debt	119,000	989,650
Payments on debt	(636,572)	(831,010)
Payment of debt issuance costs	(3,132)	(4,370)
Principal repayments on container leaseback financing liability, net	(816)	(799)
Purchase of treasury shares	(124,160)	(179,092)
Issuance of common shares upon exercise of share options	9,825	5,485
Share repurchase to settle shareholder tax obligations	(4,978)	—
Dividends paid on common shares	(51,068)	(46,235)
Dividends paid on preferred shares	(19,875)	(19,875)
Net cash used in financing activities	(711,776)	(86,246)
Effect of exchange rate changes	120	(125)
Net change in cash, cash equivalents and restricted cash	(43,809)	(15,163)
Cash, cash equivalents and restricted cash, beginning of the year	267,409	282,572
Cash, cash equivalents and restricted cash, end of the year	$223,600	$267,409

Supplemental disclosures of cash flow information:
Interest paid	$160,048	$144,637
Income taxes paid	$2,551	$815
Receipt of payments on finance leases, net of income earned	$136,901	$193,157
Supplemental disclosures of noncash investing activities:
Decrease in accrued container purchases	$3,392	$134,320
Containers placed in finance leases	$57,056	$219,813

Use of Non-GAAP Financial Information

To supplement Textainer’s consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), the company uses non-GAAP measures of certain components of financial performance. These non-GAAP measures include adjusted net income, adjusted net income per diluted common share, adjusted EBITDA, headline earnings and headline earnings per basic and diluted common share.

Management believes that adjusted net income and adjusted net income per diluted common share are useful in evaluating Textainer’s operating performance. Adjusted net income is defined as net income attributable to common shareholders excluding unrealized gain (loss) on marketable securities and the related impacts on income taxes. Additionally, adjusted net income excludes transaction and other costs associated with the proposed acquisition, costs associated with departing employees, debt termination expense, and the related impacts on income taxes as they are not normal, recurring operating expenses. Management considers adjusted EBITDA a widely used industry measure and useful in evaluating Textainer’s ability to fund growth and service long-term debt and other fixed obligations. Headline earnings is reported as a requirement of Textainer’s listing on the JSE. Headline earnings and headline earnings per basic and diluted common shares are calculated from net income which has been determined based on GAAP.

Reconciliations of these non-GAAP measures to the most directly comparable GAAP measures are included in the tables below for the three and twelve months ended December 31, 2023 and 2022 and for the three months ended September 30, 2023.

Non-GAAP measures are not financial measures calculated in accordance with GAAP and are presented solely as supplemental disclosures. Non-GAAP measures have limitations as analytical tools, and should not be relied upon in isolation, or as a substitute to net income, income from operations, cash flows from operating activities, or any other performance measures derived in accordance with GAAP. Some of these limitations are:

•
They do not reflect cash expenditures, or future requirements, for capital expenditures or contractual commitments;
•
They do not reflect changes in, or cash requirements for, working capital needs;
•
Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on debt;
•
Although depreciation expense and container impairment are a non-cash charge, the assets being depreciated may be replaced in the future, and neither adjusted EBITDA, adjusted net income or adjusted net income per diluted common share reflects any cash requirements for such replacements;
•
They are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and
•
Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended,			Years Ended,
	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
	(Dollars in thousands,			(Dollars in thousands,
	except per share amounts)			except per share amounts)
	(Unaudited)			(Unaudited)
Reconciliation of adjusted net income:
Net income attributable to common shareholders	$35,160	$44,677	$61,854	$184,795	$289,549
Adjustments:
Transaction and other costs (including net income tax impact on 162(m) and 280G)	10,818	733	—	11,551	—
Costs associated with departing employees	973			973
Debt termination expense	366	—	—	366	—
Unrealized loss (gain) on marketable securities, net	—	—	176	(3)	502
Impact of reconciling items on income tax	(41)	—	(37)	(41)	(105)
Adjusted net income	$47,276	$45,410	$61,993	$197,641	$289,946

Adjusted net income per diluted common share	$1.13	$1.08	$1.38	$4.63	$6.13

	Three Months Ended,			Years Ended,
	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
	(Dollars in thousands)			(Dollars in thousands)
	(Unaudited)			(Unaudited)
Reconciliation of adjusted EBITDA:
Net income attributable to common shareholders	$35,160	$44,677	$61,854	$184,795	$289,549
Adjustments:
Interest income	(2,266)	(2,357)	(1,818)	(9,090)	(3,261)
Interest expense	42,317	43,751	43,105	170,336	157,249
Debt termination expense	366	—	—	366	—
Unrealized loss (gain) on marketable securities, net	—	—	176	(3)	502
Income tax expense	1,744	1,124	2,007	5,690	7,539
Depreciation and amortization	67,498	73,686	74,140	283,549	292,828
Container (recovery) write-off from lessee default, net	—	(1,160)	—	(1,160)	1,108
Transaction and other costs	8,445	733	—	9,178	—
Cost associated with departing employees	973	—	—	973	—
Adjusted EBITDA	$154,237	$160,454	$179,464	$644,634	$745,514

	Three Months Ended,			Years Ended,
	December 31, 2023	September 30, 2023	December 31, 2022	December 31, 2023	December 31, 2022
	(Dollars in thousands,			(Dollars in thousands,
	except per share amount)			except per share amount)
	(Unaudited)			(Unaudited)
Reconciliation of headline earnings:
Net income attributable to common shareholders	$35,160	$44,677	$61,854	$184,795	$289,549
Adjustments:
Container (recovery) write-off from lessee default, net	—	(1,160)	—	(1,160)	1,108
Transaction and other costs (including net income tax impact on 162(m) and 280G)	10,818	733	—	11,551	—
Cost associated with departing employees	973	—	—	973	—
Impact of reconciling items on income tax	(38)	10	—	(28)	(10)
Headline earnings	$46,913	$44,260	$61,854	$196,131	$290,647

Headline earnings per basic common share	$1.14	$1.08	$1.40	$4.70	$6.25
Headline earnings per diluted common share	$1.12	$1.06	$1.38	$4.59	$6.14